13012750

SEC Mail Processing Section

MAR 01 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. W. KORTH & CO. LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 CENTURION DRIVE, SUITE 200
(No. and Street)

LANSING (City) MI (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES W. KORTH 800-454-1628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
(Name – *if individual, state last, first, middle name*)

701 W. CYPRESS CREEK RD., STE. #300 (Address) FORT LAUDERDALE (City) FL (State) 33309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EN 3/12/13

OATH OR AFFIRMATION

I, JAMES W. KORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. KORTH & CO. LIMITED PARTNERSHIP, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON J. MCCREARY
MY COMMISSION # EE 224657
EXPIRES: September 22, 2013
Bonded Thru Notary Public Underwriters

Notary Public

Signature

MANAGING PARTNER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF FLORIDA
COUNTY OF: Miami-Dade
Sworn to and subscribed before me this
27 day of February, 20 13
by James W. Korth

Signature of Notary Public
ALLISON J. McCREARY
Notary's Name, Printed, Stamped or Typed
Personally Known ____ or Produced ID ✓
Type ID produced DL: K630 367 896 010

J. W. KORTH & COMPANY
LIMITED PARTNERSHIP

DECEMBER 31, 2012

Financial Statements

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2012

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012
AND FOR THE YEAR THEN ENDED

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 22, 2013

INDEPENDENT AUDITORS' REPORT

Board of Directors
J. W. Korth & Company Limited Partnership
and Subsidiaries
Lansing, Michigan

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of J. W. Korth & Company Limited Partnership and Subsidiaries (the "Partnership") as of December 31, 2012, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

Our audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership and Subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 14,926
Deposit with clearing broker	100,000
Due from affiliate	5,552
Securities owned, at fair value	834,820
Due from clearing broker	432,309
Accrued interest receivable	10,125
Employee advances	11,360
Prepaid expenses	39,824
Total Current Assets	1,448,916
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	15,455
OTHER ASSETS	
Deposits	11,974
Goodwill	110,000
Total Other Assets	121,974
TOTAL ASSETS	$ 1,586,345

LIABILITIES

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 89,262
Commissions payable	99,418
Securities sold, not yet purchased, at fair value	8,550
Due to limited preferred partners	141,031
Total Current Liabilities	338,261
PARTNERS' EQUITY	1,248,084
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,586,345

See accompanying notes.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Trading profits	$3,109,295
Commissions	41,031
Investment advisory fees	17,776
Other	70,202
Total Revenues	3,238,304
EXPENSES	
Advertising	56,758
Clearing costs	110,899
Commissions	1,556,335
Depreciation	9,066
Dues and subscriptions	180,745
Employee benefits	119,868
Insurance	25,802
Interest expense	19,530
Licenses and registrations	29,728
Office expenses	80,219
Other trading costs	121,894
Payroll taxes	82,650
Professional fees	64,836
Rent	158,314
Salaries	260,299
Telephone	19,750
Travel	12,880
Total Expenses	2,909,573
Income before guaranteed payments	328,731
Guaranteed payments	(168,835)
NET INCOME	$ 159,896

See accompanying notes.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

Partners' capital – January 1, 2012	$ 1,004,726
Net income	159,896
Partner contributions	100,000
Partner distributions	(16,538)
PARTNERS' CAPITAL – DECEMBER 31, 2012	$ 1,248,084

See accompanying notes.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 159,896
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	9,066
Decrease in due from affiliates	31,472
Increase in due from/to clearing broker	(743,522)
Decrease in accrued interest receivable	9,603
Increase in employee advances	(11,360)
Decrease in prepaid expenses	2,656
Decrease in deposits	8,923
Increase in accounts payable and accrued expenses	35,819
Decrease in commissions payable	(88,516)
Increase in due to limited preferred partners	51,894
Total Adjustments	(693,965)
NET CASH USED IN OPERATING ACTIVITIES	(534,069)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in securities owned, at fair value	700,263
Decrease in securities sold, net yet purchased	(243,030)
NET CASH PROVIDED BY INVESTING ACTIVITIES	457,233
NET CASH PROVIDED BY FINANCING ACTIVITIES	
Contributions from partners	100,000
Distributions to partners	(16,538)
NET CASH PROVIDED BY FINANCING ACTIVITIES	83,462
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,626
CASH AND CASH EQUIVALENTS – JANUARY 1, 2012	8,300
CASH AND CASH EQUIVALENTS – DECEMBER 31, 2012	$ 14,926
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for interest	$ 8,415
Cash paid during the year for income taxes	$ 6,400

See accompanying notes.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - NATURE OF BUSINESS

J. W. Korth & Company Limited Partnership is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and a registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Partnership, K&L Funds Management, LLC, and Royal Palm Income Fund, LLC (both wholly-owned subsidiaries of the Partnership). The transactions and balances between the Partnership and the subsidiaries have been eliminated in consolidation.

BASIS OF ACCOUNTING

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GOODWILL

FASB ASC 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly in advance.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurements at Reporting Date Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Assets:				
Securities owned				
Corporate bonds	$ 599,731		$ 599,731	
Municipal bonds	235,089		235,089	
Totals	$ 834,820	$ 0	$ 834,820	$ 0
Liabilities:				
Securities sold, not yet purchased				
Foreign currency	$ 8,550	$ 0	$ 8,550	$ 0

NOTE 4 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. Securities sold, not yet purchased, consist of the following at December 31, 2012:

	Fair Value
Foreign currency	$8,550

NOTE 5 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 25,786
Furniture and fixtures	34,389
Automobiles	14,749
	74,924
Less: Accumulated depreciation	(59,469)
NET PROPERTY AND EQUIPMENT	$ 15,455

NOTE 7 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2012, the Partnership's net capital was $888,208, compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Partnership's ratio was .37 to 1.

NOTE 8 - INCOME TAXES

No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Partnership's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2012, the Partnership has no material uncertain tax positions to be accounted for in the financial statements.

The Partnership's income tax filings are subject to audit by various taxing authorities. The Partnership's open audit periods are from December 31, 2009 to December 31, 2012.

NOTE 9 - COMMITMENTS

The Partnership leases office space in Miami, Florida, Lansing, Michigan, and Orlando, Florida, under operating leases that expire at various times through 2015.

NOTE 9 - COMMITMENTS (Continued)

The following is a schedule of future minimum rental payments required under the terms of the leases as of December 31, 2012:

2013	$52,760
2014	31,200
2015	13,000
Total	$96,960

NOTE 10 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Partnership contributions to the plan are discretionary and determined by the Managing Partner. The Partnership contributed approximately $16,000 to the plan for 2012.

NOTE 11 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a financial institution located in Michigan. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 12 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 13 - MAJOR CUSTOMERS

For the year ended December 31, 2012, one customer comprised 15% of total revenues.

NOTE 14 - MANAGEMENT REVIEW

Subsequent events have been evaluated through February 22, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 1,248,084
Allowable liabilities subordinated to claims of general creditors	0
Total Partners' Capital and Allowable Subordinated Liabilities	1,248,084
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Due from affiliate	5,552
Accrued interest receivable	10,125
Employee advances	11,360
Prepaid expenses	39,824
Property and equipment, net	15,455
Deposits	11,974
Goodwill	110,000
Unsecured debt balances	235
Total Non-Allowable Assets	204,525
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	1,043,559
HAIRCUTS ON SECURITIES	155,351
NET CAPITAL	888,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$ 788,208
AGGREGATE INDEBTEDNESS:	
Liabilities from statement of financial condition	$ 338,261
Securities sold, not yet purchased, at fair value	(8,550)
Total Aggregate Indebtedness	$ 329,711
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.37 to 1
RECONCILIATION WITH PARTNERSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012):	
Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report	$ 897,539
Decrease in non-allowable assets	(26,803)
Decrease in calculation of haircuts	2,884
Net audit adjustments	14,588
NET CAPITAL PER ABOVE	$ 888,208

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Partnership had no liability subordinated to claims of general creditors as of January 1, 2012. In addition, there were none in existence during the year ended December 31, 2012 and accordingly, there are no changes to report.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. The Partnership was in compliance with the conditions of exemption.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

At December 31, 2012, the Partnership had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 22, 2013

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
J. W. Korth & Company Limited Partnership
and Subsidiaries
Lansing, Michigan

In planning and performing our audit of the consolidated financial statements of J. W. Korth & Company Limited Partnership and Subsidiaries (the "Partnership"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 22, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
J. W. Korth & Company Limited Partnership
and Subsidiaries
Lansing, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by J. W. Korth & Company Limited Partnership and Subsidiaries and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J. W. Korth & Company Limited Partnership and Subsidiaries' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J. W. Korth & Company Limited Partnership and Subsidiaries' management is responsible for the J. W. Korth & Company Limited Partnership and Subsidiaries' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Board of Directors
J. W. Korth & Company Limited Partnership
and Subsidiaries
February 22, 2013
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

J.W. Korth & Company
6500 Centurion Drive
Suite 200
Lansing, MI 48917
CRD#28455

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed McCabe 732 713 5023

2. A. General Assessment (item 2e from page 2) $7,879.56

B. Less payment made with SIPC-6 filed (exclude interest) (3,892.33)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,897.23

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,897.23

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,897.23

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JW Korth & Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18 day of January, 20 13.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 20 12 and ending 12/31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,224,410.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,845.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	61,742.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	72,587.00
2d. SIPC Net Operating Revenues	$3,151,823.00
2e. General Assessment @ .0025	$ 7,879.56
	(to page 1, line 2.A.)

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